ANNUAL MEETING OF SHAREHOLDERS OF LITHIUM ARGENTINA AG
(the "Meeting")

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Lithium Argentina AG (the "Company") has decided to use the notice-and-access model for delivery of Meeting materials to its shareholders. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the management information circular (the "Circular"), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.

MEETING DATE AND LOCATION:

WHEN: Thursday, June 19, 2025 at 11:00 a.m. (Central European Time)

WHERE: PricewaterhouseCoopers AG, Dammstrasse 21, 6300, Zug, Switzerland

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1. FINANCIAL STATEMENTS: To approve the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon. See "Items of Business - Item 1. Approval of Financial Statements".

2. CAPITAL BAND: To approve an increase and amendment to the capital band, as included in the Company's Articles of Association. See "Items of Business - Item 2. Increase and Amendment to the Capital Band".

3. CONDITIONAL CAPITAL FOR FINANCING PURPOSES: To approve an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles of Association. See "Items of Business - Item 3. Increase and Amendment to the Conditional Capital for Financing Purposes".

4. DIRECTORS: To re-elect the eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting. See "Items of Business - Item 4. Election of Eight Directors".

5. RE-ELECTION OF EXECUTIVE CHAIR: To re-elect John Kanellitsas as the Executive Chair of the Board of Directors of the Company for a term extending until completion of the next annual general meeting. See "Items of Business - Item 5. Re-Election of Executive Chair".

6. RE-ELECTION OF MEMBERS OF THE GOVERNANCE, NOMINATION, COMPENSATION AND LEADERSHIP COMMITTEE: To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting. See "Items of Business - Item 6. Re-Election of Members of the Governance, Nomination, Compensation and Leadership Committee".

7. AUDITOR: To appoint for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company. See "Items of Business - Item 7. Appoint the Auditor".

8. SWISS STATUTORY AUDITOR: To elect for the financial year 2025, PricewaterhouseCoopers AG, as Swiss statutory auditor. See "Items of Business - Item 8. Elect the Swiss Statutory Auditor".

9. APPROACH TO EXECUTIVE COMPENSATION: To approve a non-binding advisory resolution on the Company's executive compensation. See "Items of Business - Item 9. Approach to Executive Compensation".

10. BOARD COMPENSATION: To approve the compensation of the Board of Directors for the period until the next annual general meeting. See "Items of Business - Item 10. Approval of the Maximum Aggregate Compensation of the Board for the Period between the 2025 Meeting and the 2026 Meeting".

11. MANAGEMENT COMPENSATION: To approve the compensation of the executive management team for the financial year 2026 under Swiss law. See "Items of Business - Item 11. Approval of the Maximum Aggregate Compensation of the Executive Management Team for the Financial Year 2026".

12. VOTING REPRESENTATIVE: To elect Anwaltskanzlei Keller AG as the Swiss statutory independent voting rights representative for a term extending until completion of the next annual general meeting. See "Items of Business - Item 12. Elect the Swiss Statutory Independent Voting Representative".

OTHER BUSINESS: To transact such other business as may properly come before the annual general meeting or at any adjournment thereof. Information regarding the use of discretionary authority to vote on any such business may be found in the "Voting Information - Specific Voting Instructions" section of the Circular.

WEBSITE WHERE MEETING MATERIALS ARE POSTED:

Materials can be viewed online at www.sedarplus.ca and www.sec.gov/edgar or at the following Internet addresses: https://investors.lithium-argentina.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Shareholders still have the right to request paper copies of the Meeting materials posted online by the Company under notice-and-access if they choose. The Company will not use the "stratification" procedure for notice-and-access, where a paper copy of the Meeting materials is provided along with the notice package.

The Company will provide paper copies of the Meeting materials including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2024, the auditor's report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at the website of the SEC at www.sec.gov/edgar. Shareholders who wish to receive a paper copy of the Meeting materials in advance of the Meeting should submit their request (per the instructions below) no later than June 9, 2025, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 11:00 a.m. (Central European Time) on June 17, 2025. Materials will be sent within three business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date.

To request a copy of the full set meeting materials please dial 1-877-907-7643 and enter the 16-digit control number located on your form of proxy or voting instruction form. If you do not have a 16-digit control number, please dial (English) 1-844-916-0609 or (French) 1-844-973-0593. If you are calling from outside North America, please dial (English) 1-303-562-9305 or (French) 303-562-9306.

Shareholders may ask the Company additional questions about notice-and-access by calling the following numbers:

Canadian Proxy Line: TFN: 844-916-0609 Direct Dial: 303-562-9305	French Canadian Proxy Line (Voicemail): TFN: 844-973-0593 Direct Dial: 303-562-9306

VOTING:

Registered shareholders are asked to return their proxies using the below methods by the proxy deposit date noted on your proxy, and non-registered shareholders whose intermediary has appointed Broadridge as their proxy communications agent are asked to return their voting instruction form using the below methods on the date noted on their voting instruction form. Non-registered shareholders whose intermediary has not appointed Broadridge are asked to return their voting instruction form using the method set out in such form.

INTERNET: www.proxyvote.com

TELEPHONE: CANADA 1-800-474-7493 (ENGLISH) or 1-800-474-7501 (FRENCH) / US: 1-800-454-8683

MAIL: DATA PROCESSING CENTRE

P.O. BOX 3700 STN INDUSTRIAL PARK

MARKHAM, ON, L3R 9Z9